UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1)

or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

CIRCOR INTERNATIONAL, INC.

(Name of Subject Company)

CR ACQUISITION COMPANY

(Offeror)

CRANE CO.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

17273K109

(CUSIP Number of Class of Securities)

Anthony M. D’Iorio

Vice President, General Counsel and Secretary

100 First Stamford Place

Stamford, Connecticut 06902

(203) 363-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ann Beth Stebbins

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$998,961,168.00	$121,074.09

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (i) $48.00, the tender offer price, by (ii) 20,811,691 shares of common stock, par value $0.01 per share (the “Shares”), of CIRCOR International, Inc. (“CIRCOR”), which includes (a) 19,900,885 Shares issued and outstanding as of June 18, 2019, as set forth in CIRCOR’s Schedule 14D-9 filed with the Securities and Exchange Commission on June 24, 2019 (the “CIRCOR Schedule 14D-9”), plus (b) 730,767 stock options relating to the Shares outstanding as of June 18, 2019, as set forth in the CIRCOR Schedule 14D-9, plus (c) 305,146 restricted stock units relating to the Shares outstanding as of June 18, 2019, as set forth in the CIRCOR Schedule 14D-9, plus (d) 135,148 performance share units relating to the Shares outstanding as of June 18, 2019, as set forth in the CIRCOR Schedule 14D-9 and minus (e) 260,255 Shares owned, as of the date of this document, by Crane Co. and its subsidiaries.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2019, issued August 24, 2018, by multiplying the transaction valuation by .0001212

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$113,493.68	Filing Party:	Crane Co. and CR Acquisition Company
Form or Registration No.:	Schedule TO-T (File No. 005-57061)	Date Filed:	June 17, 2019
Amount Previously Paid:	$13.28	Filing Party:	Crane Co. and CR Acquisition Company
Form or Registration No.:	Schedule TO-T (File No. 005-57061)	Date Filed:	June 24, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to Schedule TO (this “Amendment”) is filed by Crane Co., a Delaware corporation (“Crane”), and CR Acquisition Company, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Crane, and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2019 (together with any amendments or supplements thereto, the “Schedule TO”) by Crane and the Purchaser, relating to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CIRCOR International, Inc., a Delaware corporation (“CIRCOR”), at $48.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, and which, together with the Offer to Purchase, collectively constitute the “Offer”). This Amendment is being filed on behalf of Crane and the Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated herein by reference in response to all of the items of the Schedule TO, except as otherwise set forth below. This Amendment should be read together with the Schedule TO. Capitalized terms used but not otherwise defined have the meaning given to them in the Offer to Purchase.

Items 1 through 11.

The Schedule TO is hereby amended and supplemented as follows:

1.

The offer price to be paid in the Offer, upon the terms and subject to the conditions set forth in the Schedule TO, is increased from $45.00 per Share to $48.00 per Share, net to the seller in cash, without interest and less any required withholding taxes. Accordingly, the Schedule TO, including the Offer to Purchase and the Letter of Transmittal, is amended by amending all references to the offer price to be paid in the Offer to $48.00 per Share, net to the seller in cash, without interest and less any required withholding taxes.

2.

The Expiration Date of the Offer is extended to 12:00 midnight, New York City time, on the night of Friday, July 19, 2019 (which is the end of the day on July 19, 2019). Crane and the Purchaser are so extending the Expiration Date in connection with the increase in the offer price to be paid in the Offer. Accordingly, the Schedule TO, including the Offer to Purchase and the Letter of Transmittal, is amended by amending all references to the Expiration Date of the Offer to 12:00 midnight, New York City time, on the night of Friday, July 19, 2019 (which is the end of the day on July 19, 2019). Crane and the Purchaser reserve the right to further extend the Expiration Date. If the Expiration Date is so extended, Crane will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. The Depositary for the Offer has indicated that, as of the close of business on July 5, 2019, approximately 2,050 Shares have been tendered in and not withdrawn from the Offer.

3.

In the section entitled “Summary Term Sheet” of the Offer to Purchase, on page 2, the first sentence under “Do you have the financial resources to pay for the Shares?”, which begins with “We will need approximately $1.7 billion to purchase”, is hereby amended and restated in its entirety to read as follows:

We will need approximately $1.8 billion to purchase all outstanding Shares pursuant to the Offer, to refinance certain indebtedness in connection with the transaction and to pay related fees and expenses.

4.

In the section entitled “Summary Term Sheet” of the Offer to Purchase, on page 2, the sentence under “Do you have the financial resources to pay for the Shares?”, which begins with “Crane and the Purchaser expect,”, is hereby amended and restated in its entirety to read as follows:

Crane and the Purchaser expect, based upon the combination of internally available cash, undrawn commitments under Crane’s existing revolving credit facility and borrowings under the Acquisition Facility, to have sufficient cash on hand at the expiration of the Offer to pay the offer price for all Shares in the Offer.

5.

In Section 10 “Source and Amount of Funds” of the Offer to Purchase, on page 22, the first sentence which begins with “We will need approximately $1.7 billion to purchase”, is hereby amended and restated in its entirety to read as follows:

We will need approximately $1.8 billion to purchase all outstanding Shares pursuant to the Offer, to refinance certain indebtedness in connection with the transaction and to pay related fees and expenses.

6.

In Section 10 “Source and Amount of Funds” of the Offer to Purchase, on page 22, the sentence which begins with “Crane and the Purchaser expect,”, is hereby amended and restated in its entirety to read as follows:

Crane and the Purchaser expect, based upon the combination of internally available cash, undrawn commitments under Crane’s existing revolving credit facility and borrowings under the Acquisition Facility, to have sufficient cash on hand at the expiration of the Offer to pay the offer price for all Shares in the Offer.

7.

In Section 10 “Source and Amount of Funds” of the Offer to Purchase, on page 23, the following is hereby added before the sentence “Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition”:

As of March 31, 2019, Crane had undrawn commitments under its existing five year revolving credit facility of up to approximately $550 million (the “Existing Credit Facility”). On December 20, 2017, Crane and its subsidiaries party thereto as borrowers entered into the Existing Credit Facility with JPMorgan Chase Bank, N.A., as administrative agent, Wells Fargo Bank, National Association, as syndication agent, BMO Harris Bank N.A., HSBC Bank USA, N.A. and TD Bank, N.A., as documentation agents, and Wells Fargo Securities, LLC and JPMorgan Chase Bank, N.A., as joint lead arrangers and joint bookrunners. The Existing Credit Facility allows Crane to borrow, repay, or subject to customary terms contained therein, prepay and re-borrow funds at any time prior to the stated maturity date. The loan proceeds may be used for general corporate purposes, including financing for acquisitions, of Crane and its subsidiaries. Interest is based on, at Crane’s option, (1) a base rate, plus a margin ranging from 0.0% to 0.50% depending upon the ratings by S&P and Moody’s of its senior unsecured long-term debt (the “Index Debt Rating”), or (2) an adjusted LIBOR for an interest period to be selected by Crane, plus a margin ranging from 0.805% to 1.50% depending upon the Index Debt Rating. The Existing Credit Facility contains customary affirmative and negative covenants for credit facilities of this type, including limitations on Crane and its subsidiaries with respect to indebtedness, liens, mergers, consolidations, liquidations and dissolutions, sales of all or substantially all assets, transactions with affiliates and hedging arrangements. Crane must also maintain a debt to capitalization ratio not to exceed 0.65 to 1.00 at all times. The Existing Credit

Facility also provides for customary events of default, including failure to pay principal, interest or fees when due, failure to comply with covenants, any representation or warranty made by Crane or any of its material subsidiaries being false in any material respect, default under certain other material indebtedness, certain insolvency or receivership events affecting Crane and its material subsidiaries, certain ERISA events, material judgments and a change in control of Crane, subject, where customary, to thresholds and cure periods.

It is anticipated that the borrowings under the Existing Credit Facility will be refinanced or repaid from funds generated internally by Crane (including, after consummation of any merger or other business combination that may be proposed with respect to CIRCOR, existing cash balances of and funds generated by CIRCOR) or other sources, which may include the proceeds of the sale of securities. No decision has been made concerning this matter, and decisions will be made based on Crane’s review from time to time of the advisability of selling particular securities as well as on interest rates and other economic conditions.

A copy of the Existing Credit Facility is filed with the SEC as Exhibit 10.1 to Crane’s Current Report on Form 8-K filed on December 21, 2017 and is hereby incorporated herein by reference. Reference is made to such exhibit for a more complete description of the proposed terms and conditions of the Existing Credit Facility, and the foregoing summary of such terms and conditions is qualified in its entirety by such exhibit.

8.	In Section 11 “Background of the Offer; Other Transactions with CIRCOR” of the Offer to Purchase, on page 30, the following is hereby added after the last paragraph of the section:

On July 5, 2019, the executive committee of the Crane board of directors duly authorized an increase in the offer price to be paid in the Offer from $45.00 per Share to $48.00 per Share, net to the seller in cash, without interest and less any required withholding taxes.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(D)	Press release issued by Crane on July 8, 2019.

(b)(2)	$550 million 5-Year Revolving Credit Agreement, dated as of December 20, 2017 (incorporated by reference to Exhibit 10.1 to Crane’s Current Report on Form 8-K filed with the SEC on December 21, 2017) and described in Section 10, “Source and Amount of Funds” of the Offer to Purchase.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2019

CRANE CO.

By:	/s/ Richard A. Maue

Name:	Richard A. Maue
Title:	Senior Vice President and
Chief Financial Officer

CR ACQUISITION COMPANY

By:	/s/ Richard A. Maue

Name:	Richard A. Maue
Title:	Vice President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated June 17, 2019.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of summary advertisement, dated June 17, 2019.*

(a)(5)(A)	Press release issued by Crane on June 17, 2019.*

(a)(5)(B)	Press release issued by Crane on June 25, 2019 (incorporated by reference to Exhibit 99.1 to Crane’s Current Report on Form 8-K filed with the SEC on June 25, 2019).*

(a)(5)(C)	Investor presentation, dated June 25, 2019 (incorporated by reference to Exhibit 99.2 to Crane’s Current Report on Form 8-K filed with the SEC on June 25, 2019).*

(a)(5)(D)	Press release issued by Crane on July 8, 2019.

(b)(1)	Commitment letter described in Section 10, “Source and Amount of Funds” of the Offer to Purchase.*

(b)(2)	$550 million 5-Year Revolving Credit Agreement, dated as of December 20, 2017 (incorporated by reference to Exhibit 10.1 to Crane’s Current Report on Form 8-K filed with the SEC on December 21, 2017) and described in Section 10, “Source and Amount of Funds” of the Offer to Purchase.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.